FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2005

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 16, 2005	Tyler Resources Inc. (Registrant) “Barbara O’Neill” Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS                             NEWS FOR RELEASE: September 15, 2005

NEWS RELEASE 05-24

For Further Information Contact:

Jean Pierre Jutras or James Devonshire at 1-403-269-6753

Web:  www.tylerresources.com

Tyler announces drilling success in northern Main Zone, including 30 meters grading 1.1% copper and 0.015% Molybdenum in DDH #40. Second drill rig operating on site.

Tyler Resources Inc. is pleased to announce assay results for drill hole #40, located approximately 400 meters north of section 2NE at its Bahuerachi project, Mexico.

Results from drill hole #40 continue to confirm that the main mineralized domains continue to the north including a copper oxide enriched blanket, skarn development, quartz stockworking and mineralized porphyry.  Further trenching work in the north has exposed a porphyry phase exhibiting significantly more veining, alteration and copper oxides than encountered in porphyry phases mapped at surface or drilled to date.  Drill holes #42 and 44 are currently targeting this porphyry phase and related skarn mineralization at depth.

Significant intervals for drill hole DDH-BAH #40.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-40	13	190.3* (EOH)	177.3	0.34	trace	2.0	trace	0.001	Sediments/minor skarn/porphyry
Including	74	104	30	1.1	0.04	2.1	trace	0.015	Chalcocite blanket in sediments and porphyry
Including	74	180*	106	0.46	0.02	1.9	trace	0.013	Chalcocite and porphyry, minor skarn

*Average grade includes dilution by 2 significant post mineral dykes totaling 22.4 meters intervals are interpreted true widths.

Tyler is pleased that drilling continues to outline mineralization over a large area associated with the Bahuerachi porphyry complex.   All mineralized domains remain open between the Main Zone and the northern step outs as well as to the north, east and west from areas of current drilling in the north.  The information from the initial holes and further surface work now allow the drilling to focus on areas with better potential for both higher grades and continuity in the north.

Drilling in the Main Zone is ongoing with the newly mobilized rig (drill hole #43).  The objective of this drill hole is to test the western extent of the chalcocite blanket, depth extensions of skarns and porphyry previously identified in drill holes 28, 31, 15 and RC 3.  Data from previous drilling suggest thickening of the skarn units at depth on this section.

News Release – September 15, 2005

Construction of access roads for initial drill testing of the porphyry and related targets farther north (Colome skarn trend) and to the south (Goat zone porphyry) of the current drilling areas is well underway and progressing rapidly. The Company has requested bids for 15,000 meters of reverse circulation drilling and is also currently in discussions with a number of groups with regards to bringing additional diamond drilling capacity on site.

Please refer to the drill hole location plan map attached for the general location of all drill holes and sections.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program was carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo and Director, Mr. Brent Gonek, B.Sc, Geology, G.I.T., and Mr. Paul Turnbull, P.Geol, consultants to the Company.

 “Jean Pierre Jutras”

Jean Pierre Jutras

President/COO

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts.  There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice.  The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Tyler Resources Inc.
Bahuerachi Project
Mexico
Sketch Geology, Sections
and
drill hole
Locations
NR# 05-24
September15, 2005
NORTH
600 meters
D-39
41
D-38
BAH-40
BAH-44
BAH-42
OPEN
BAH-43
(new diamond
drill rig)
Legend
Sketch Geological Compilation
Phase 1, July 2004
Lithological Units
Post Mineral Intrusions
(diorite, andesites, dacites, rhyolites)
Undifferentiated high grade breccia
and skarn zones
Quartz-Feldspar porphyries (QFP)
Undifferentiated
Limestone and marbles
Mixed volcanic and sedimentary units
Phase 1 drill hole collar locations
Phase 2 drill holes completed, assays
reported (see previous releases)
Phase 2 drill holes completed, assays
outstanding
Phase 2 drill holes in progress
Scale
0
250 M
500 Meters

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION

DRILL HOLE 05-BAH-40, Looking North East

Refer to geological compilation sketch map and drill hole location Plan for section location, NR 05-24

05BAH-40
R
R
R
R
R
R
R
R
R
A
A
A
1000 m elev
950 m elev
850 m elev
30 meters @
1.1% Cu
2.1 g/t Ag
0.015% Moly
177.3 meters @
0.34% Cu
2 g/t Ag
0.001% Moly
106 meters @
0.46% Cu
1.9 g/t Ag
0.013% Moly
LEGEND
(Section looking north east)
Drill hole collar location, number and projected trace.
Geology (simplified)
Post mineral dykes (R=rhyolite, A=andesite, MD=micro diorite)
QFP - Porphyry Dyke/intrusion. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Fine grained QFP
Mineralized Skarn and skarn/breccia systems (garnet dominated)
Quartz-pyrite-epidote altered andesite volcanic and volcaniclastic rocks
Fine grained sedimentary rock with sheeted quart veinlets
Marble with local fracture controlled sulfide veins and pods of skarn
Siliceous and calcareous bedded sedimentary rocks with 5-30% calc-silicates plus quartz, feldspar and anhydrite alteration
Quartz-pyrite epidote altered fine grained clastic sedimentary rocks
0
Scale
50 m